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                            April 19, 2021

       Peter A. Smith
       President and Chief Executive Officer
       Aviat Networks, Inc.
       200 Parker Drive, Suite C100A
       Austin, Texas 78728

                                                        Re: Aviat Networks,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 13,
2021
                                                            File No. 333-255206

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at (202) 551-3047 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing
       cc:                                              Katherine Frank